bailey/sec11K.mis

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                  FORM 11-K
                               ----------------

(Mark One)

     (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQURIED)

     For the fiscal year ended December 31, 1993

                                      OR


     ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from            to
                                    ----------    ----------
     Commission File Number     1-10074
                            ----------------

Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE NATIONAL CITY SAVINGS AND
                          INVESTMENT PLAN AND TRUST


Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NATIONAL CITY CORPORATION
                            1900 EAST NINTH STREET
                            CLEVELAND, OHIO 44114
bailey/sec 11K.mis


                             REQUIRED INFORMATION

Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits
- - ---------------------------------

A. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

    1.  Statement of Net Assets - December 31, 1993 and 1992

    2. Statement of Income, Expenses and Changes in Net Assets - Years Ended December 31, 1993, 1992, and 1991

    3.  Notes to Financial Statements

    4.  Schedule of Assets Held for Investment Purposes

B.  The following exhibit is filed as part of this annual report:

    Exhibit No. 24 ... Consent of Independent Auditors bailey/sec 11K.mis



                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of The Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        THE NATIONAL CITY SAVINGS
                                        AND INVESTMENT PLAN AND TRUST

Date:  June 28, 1994                    By: Karl A. Johns
                                            -----------------------------
                                            Karl A. Johns
                                            Secretary to, and Member of,
                                            The National City Savings and
                                            Investment Plan Administrative
                                            Committee
bailey/sec 11.Kmis


                                        AUDITED FINANCIAL STATEMENTS




                                        THE NATIONAL CITY SAVINGS AND
                                        INVESTMENT PLAN AND TRUST

                                        DECEMBER 31, 1993 AND 1992

                         Report of Independent Auditors



Administrative Committee of
The National City Savings and
Investment Plan and Trust
Cleveland, Ohio

We have audited the accompanying statements of net assets of The National City Savings and Investment Plan and Trust as of December 31, 1993 and 1992, and the related statements of income, expenses and changes in net assets for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of The National City Savings and Investment Plan and Trust at December 31, 1993 and 1992, and the related income, expenses and changes in net assets for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1993 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                               ERNST & YOUNG


June 24, 1994

            The National City Savings and Investment Plan and Trust

                            Statement of Net Assets

                               December 31, 1993



                                                                       Funds
                                     ----------------------------------------------------------------------------
                                                                            National
                                                                              City
                                                    Fixed       Money     Corporation    Capital    Participant
                                      Equity       Income       Market        Stock    Preservation    Loan           Total
                                     ------------------------------------------------------------------------------------------
ASSETS
Cash                                                                        $    116,557 $    44,248               $    160,805
Investments (at fair value)--NOTE A:
    NCC Investment Funds
      for Retirement Trusts:
Equity fund
  (cost--$59,162,359)                $97,775,684                                                                     97,775,684
Fixed Income fund
  (cost--$34,150,768)                             $36,567,064                                                        36,567,064
Capital Preservation fund
  (cost--$39,276,958)                                                                     39,276,958                 39,276,958
NCC funds--Money Market portfolio
  (cost--$44,921,524)                                          $44,921,524                                           44,921,524
National City Corporation
  common stock fund
  (cost--$192,775,376)                                                       278,440,607                            278,440,607
Participant Loans                                                                                      15,013,277    15,013,277
                                     ------------------------------------------------------------------------------------------
                                      97,775,684   36,567,064   44,921,524   278,557,164  39,321,206   15,013,277   512,155,919

Receivables:
  Contributions:
    Employers                                                                  5,204,707                              5,204,707
    Employees                            225,372       89,618       94,419       331,297      42,778                    783,484
                                     ---------------------------------------------------------------               ------------
                                         225,372       89,618       94,419     5,536,004      42,778                  5,988,191
  Accrued income                         427,320      526,820      121,424           878         517       15,011     1,091,970
                                     ------------------------------------------------------------------------------------------
                                         652,692      616,438      215,843     5,536,882      43,295       15,011     7,080,161
                                     ------------------------------------------------------------------------------------------
TOTAL ASSETS                          98,428,376   37,183,502   45,137,367   284,094,046  39,364,501   15,028,288   519,236,080

LIABILITIES
Withdraw/transfer payable                406,537      230,495        1,052       951,970     922,832                  2,512,886
Note payable                                                                  16,749,336                             16,749,336
                                     ---------------------------------------------------------------               ------------
                                         406,537      230,495        1,052    17,701,306     922,832                 19,262,222
                                     ------------------------------------------------------------------------------------------

NET ASSETS                           $98,021,839  $36,953,007  $45,136,315  $266,392,740 $38,441,669  $15,028,288  $499,973,858
                                     ==========================================================================================
<F/N>
SEE NOTES TO FINANCIAL STATEMENTS.

            The National City Savings and Investment Plan and Trust

                            Statement of Net Assets

                               December 31, 1992


                                                                       Funds
                                     ----------------------------------------------------------------------------
                                                                            National
                                                                              City
                                                    Fixed       Money     Corporation    Capital    Participant
                                      Equity       Income       Market        Stock    Preservation    Loan           Total
                                     ------------------------------------------------------------------------------------------
ASSETS
Investments (at fair value)--NOTE A:
  NCC Investment Funds
    for Retirement Trusts:
      Equity fund
        (cost--$60,663,364)          $103,526,984                                                                  $103,526,984
      Fixed Income fund
        (cost--$30,399,076)                       $31,892,036                                                        31,892,036
      Capital Preservation fund
        (cost--$38,905,520)                                                              $38,905,520                 38,905,520
NCC funds--Money Market portfolio
  (cost--$57,876,797)                     268,966   1,023,684  $52,224,389  $  4,359,758                             57,876,797
National City Corporation common stock
  (cost--$179,201,127)                                                       270,284,400                            270,284,400
Participant loans                                                                                     $11,366,009    11,366,009
                                     ------------------------------------------------------------------------------------------
                                      103,795,950  32,915,720   52,224,389   274,644,158  38,905,520   11,366,009   513,851,746
Receivables:
  Contributions:
    Employers                                                                  1,864,517                              1,864,517
    Employees                             251,297      88,771      113,417       288,051      51,221                    792,757
                                     ---------------------------------------------------------------               ------------
                                          251,297      88,771      113,417     2,152,568      51,221                  2,657,274
  Accrued income                            1,897       1,851      144,135        10,406       1,134        9,590       169,013
                                     ------------------------------------------------------------------------------------------
                                          253,194      90,622      257,552     2,162,974      52,355        9,590     2,826,287
                                     ------------------------------------------------------------------------------------------
TOTAL ASSETS                          104,049,144  33,006,342   52,481,941   276,807,132  38,957,875   11,375,599   516,678,033

LIABILITIES
Withdraw/transfer payable                                                                     66,573                     66,573
Note payable                                                                  26,045,022                             26,045,022
                                                                            ------------------------               ------------
                                                                              26,045,022      66,573                 26,111,595
                                     ------------------------------------------------------------------------------------------

NET ASSETS                           $104,049,144 $33,006,342  $52,481,941  $250,762,110 $38,891,302  $11,375,599  $490,566,438
                                     ==========================================================================================
<F/N>
SEE NOTES TO FINANCIAL STATEMENTS.

           The National City Savings and Investment Plan and Trust

           Statement of Income, Expenses and Changes in Net Assets

                         Year Ended December 31, 1993


                                                                                                Funds
                                                              --------------------------------------------------------------------
                                                                                                                       National
                                                                                                                         City
                                                                                    Fixed             Money           Corporation
                                                                 Equity             Income            Market             Stock
                                                              --------------------------------------------------------------------
ADDITIONS
Investment income:
  NCC Investment Funds for Retirement Trusts and NCC funds    $  2,377,683        $ 2,454,568       $ 1,550,318       $    197,153
  Dividends on National City Corporation common stock                                                                   11,638,167
  Interest
                                                              --------------------------------------------------------------------
                                                                 2,377,683          2,454,568         1,550,318         11,835,320

Contributions:
  Employers                                                                                                             12,280,423
  Employees                                                      6,149,141          2,193,707         2,549,136          7,775,088
                                                              --------------------------------------------------------------------
                                                                 6,149,141          2,193,707         2,549,136         20,055,511
DEDUCTIONS
Withdrawal and termination payments to participants              7,001,682          3,011,921         8,005,432         16,613,362
Interest expense                                                                                                         1,997,870
                                                              --------------------------------------------------------------------
                                                                 7,001,682          3,011,921         8,005,432         18,611,232

NET REALIZED APPRECIATION AND UNREALIZED DEPRECIATION
Proceeds from sale of investments                               17,514,275         10,092,064        13,302,449         38,907,092
Cost of investments                                             13,739,316          9,844,180        13,302,449         37,684,592
                                                              --------------------------------------------------------------------
NET REALIZED APPRECIATION                                        3,774,959            247,884                 0          1,222,500

Unrealized (depreciation) appreciation of investments:
  Beginning of year                                             42,863,620          1,492,960                           91,083,273
  End of year                                                   38,613,325          2,416,296                           85,665,231
                                                              -------------------------------                         ------------
NET UNREALIZED (DEPRECIATION) APPRECIATION                      (4,250,295)           923,336                           (5,418,042)

TRANSFERS BETWEEN FUNDS AND PLANS
Transfers between funds                                         (7,133,726)         1,166,684        (3,441,492)         7,198,496
Net transfers (to)/from The National City Savings
  and Investment Plan No. 2 and Trust                               59,244             20,325            50,971           (190,218)
Net transfers (to) The Merchants National Bank and
  Trust Company of Indiana Military Banking Savings
  and Investment Plan and Trust                                     (2,629)           (47,918)          (49,127)          (461,705)
                                                              --------------------------------------------------------------------
                                                                (7,077,111)         1,139,091        (3,439,648)         6,546,573
                                                              --------------------------------------------------------------------
CHANGE IN NET ASSETS                                            (6,027,305)         3,946,665        (7,345,626)        15,630,630
Net assets at beginning of year                                104,049,144         33,006,342        52,481,941        250,762,110
                                                              --------------------------------------------------------------------

NET ASSETS AT END OF YEAR                                     $ 98,021,839        $36,953,007       $45,136,315       $266,392,740
                                                              ====================================================================



                                                                           Funds
                                                              -------------------------------
                                                                Capital           Participant
                                                              Preservation           Loan             Total
                                                              --------------------------------------------------
ADDITIONS
Investment income:
  NCC Investment Funds for Retirement Trusts and NCC funds    $ 2,229,882                           $  8,809,604
  Dividends on National City Corporation common stock                                                 11,638,167
  Interest                                                                        $   725,832            725,832
                                                              --------------------------------------------------
                                                                2,229,882             725,832         21,173,603

Contributions:
  Employers                                                                                           12,280,423
  Employees                                                     1,152,000                             19,819,072
                                                              -----------                           ------------
                                                                1,152,000                             32,099,495
DEDUCTIONS
Withdrawal and termination payments to participants             3,393,085                             38,025,482
Interest expense                                                                                       1,997,870
                                                              -----------                           ------------
                                                                3,393,085                             40,023,352
NET REALIZED APPRECIATION AND UNREALIZED DEPRECIATION
Proceeds from sale of investments                               5,128,474                             84,944,354
Cost of investments                                             5,128,474                             79,699,011
                                                              -----------                           ------------
NET REALIZED APPRECIATION                                               0                              5,245,343

Unrealized (depreciation) appreciation of investments
  Beginning of year                                                                                  135,439,853
  End of year                                                                                        126,694,852
                                                                                                    ------------
NET UNREALIZED (DEPRECIATION) APPRECIATION                                                            (8,745,001)

TRANSFERS BETWEEN FUNDS AND PLANS
Transfers between funds                                          (716,819)          2,926,857                  0
Net transfers (to)/from The National City Savings
  and Investment Plan No. 2 and Trust                             278,647                                218,969
Net transfers (to) The Merchants National Bank and
  Trust Company of Indiana Military Banking Savings
  and Investment Plan and Trust                                      (258)                              (561,637)
                                                              --------------------------------------------------
                                                                 (438,430)          2,926,857           (342,668)
                                                              --------------------------------------------------
CHANGE IN NET ASSETS                                             (449,633)          3,652,689          9,407,420
Net assets at beginning of year                                38,891,302          11,375,599        490,566,438
                                                              --------------------------------------------------

NET ASSETS AT END OF YEAR                                     $38,441,669         $15,028,288       $499,973,858
                                                              ==================================================
<F/N>
SEE NOTES TO FINANCIAL STATEMENTS.

            The National City Savings and Investment Plan and Trust

            Statement of Income, Expenses and Changes in Net Assets

                        Year Ended December 31, 1992


                                                                       Funds
                                     ----------------------------------------------------------------------------
                                                                            National
                                                                              City
                                                    Fixed       Money      Corporation      Capital    Participant
                                      Equity       Income       Market        Stock       Preservation    Loan           Total
                                     ----------------------------------------------------------------------------------------------
ADDITIONS
Assets transferred from:
  Merchants National Corporation
    employee thrift plan             $  4,089,014              $13,425,040   $ 26,299,877                $   598,191   $ 44,412,122
  Ohio Citizens Bank profit
    sharing plan and trust              5,853,144 $ 4,309,697    2,571,459      1,867,065   $ 4,288,314                  18,889,679
  Rollover contributions                  216,671      99,808      380,993     16,865,958        48,046                  17,611,476

Investment income:
  NCC Investment Funds for
    Retirement Trusts and NCC funds     2,353,606   2,252,626    1,530,826         81,955     2,227,598                   8,446,611
  Dividends on National City
    Corporation common stock                                                    6,640,768                                 6,640,768
Interest                                                                                         43,494      687,709        731,203
                                     ----------------------------------------------------------------------------------------------
                                        2,353,606   2,252,626    1,530,826      6,722,723     2,271,092      687,709     15,818,582

Contributions:
  Employers                             1,769,413     591,198      838,538     11,309,406       341,568                  14,850,123
  Employees                             5,731,942   1,876,476    2,640,158      6,047,514     1,081,240                  17,377,330
                                     ------------------------------------------------------------------                ------------
                                        7,501,355   2,467,674    3,478,696     17,356,920     1,422,808                  32,227,453
DEDUCTIONS
Withdrawal and termination payments
  to participants                       5,625,171   1,786,688    5,940,012     12,762,224     4,923,900                  31,037,995
Interest expense                                                                1,437,946                                 1,437,946
Assets transferred to The National
  City Savings and Investment
  Plan No. 2 and Trust                  1,192,497     513,315      453,443      1,259,301     1,340,543      108,271      4,867,370
                                     ----------------------------------------------------------------------------------------------
                                        6,817,668   2,300,003    6,393,455     15,459,471     6,264,443      108,271     37,343,311

NET REALIZED AND
  UNREALIZED APPRECIATION
Proceeds from sale of investments      17,541,119   7,941,144   10,525,594     29,165,100    16,382,340                  81,555,297
Cost of investments                    16,778,610   7,914,184   10,525,594     25,347,890    16,382,340                  76,948,618
                                     ------------------------------------------------------------------                ------------
NET REALIZED APPRECIATION                 762,509      26,960            0      3,817,210             0                   4,606,679

Unrealized appreciation
  of investments:
    Beginning of year                  40,404,457   1,397,734                  49,624,203                                91,426,394
    Unrealized appreciation on
      assets transferred                  473,098      25,156                  40,308,368                                40,806,622
    End of year                        42,863,620   1,492,960                  91,083,273                               135,439,853
                                     ------------------------                ------------                              ------------
NET UNREALIZED APPRECIATION             2,932,261     120,382                  81,767,438                                84,820,081
                                     ------------------------                ------------                              ------------
                                        3,694,770     147,342                  85,584,648                                89,426,760
TRANSFERS BETWEEN FUNDS                (2,945,114)   (183,540)  (1,709,636)      (778,130)    4,270,624     1,345,796             0
                                     ----------------------------------------------------------------------------------------------

CHANGE IN NET ASSETS                   13,945,778   6,793,604   13,283,923    138,459,590     6,036,441     2,523,425   181,042,761
Net assets at beginning of year        90,103,366  26,212,738   39,198,018    112,302,520    32,854,861     8,852,174   309,523,677
                                     ----------------------------------------------------------------------------------------------

NET ASSETS AT END OF YEAR            $104,049,144 $33,006,342  $52,481,941   $250,762,110   $38,891,302   $11,375,599  $490,566,438
                                     ==============================================================================================
<F/N>
SEE NOTES TO FINANCIAL STATEMENTS.

            The National City Savings and Investment Plan and Trust

            Statement of Income, Expenses and Changes in Net Assets

                        Year Ended December 31, 1991


                                                                       Funds
                                     ----------------------------------------------------------------------------------
                                                                                National
                                                                                  City
                                                    Fixed         Money        Corporation     Capital     Participant
                                      Equity       Income         Market          Stock      Preservation     Loan        Total
                                     ----------------------------------------------------------------------------------------------
ADDITIONS
Assets transferred from:
  Buckeye Financial Corporation
    employee stock ownership plan
    and section 401(k) plan          $    40,539                 $    77,876   $    479,229  $   294,587                $   892,231
  Rollover contributions                 111,219   $    36,855        32,648         82,017       83,437                    346,176

Investment income:
  NCC Investment Funds for
    Retirement Trusts and NCC funds    2,193,840     1,860,228     2,128,540         83,288    1,874,220                  8,140,116
  Dividends on National City
    Corporation common stock                                                      5,784,447                               5,784,447
  Interest                                                                                       582,190   $  597,972     1,180,162
                                     ----------------------------------------------------------------------------------------------
                                       2,193,840     1,860,228     2,128,540      5,867,735    2,456,410      597,972    15,104,725
Contributions:
  Employers                            3,170,763     1,231,638     1,968,541      4,069,311      814,344                 11,254,597
  Employees                            4,428,269     1,668,250     2,689,584      5,522,946    1,082,177                 15,391,226
                                     -------------------------------------------------------------------                -----------
                                       7,599,032     2,899,888     4,658,125      9,592,257    1,896,521                 26,645,823
DEDUCTIONS
Withdrawal and termination
  payments to participants             4,802,601     2,594,165     4,256,773     11,224,368    3,139,262                 26,017,169

NET REALIZED AND
  UNREALIZED APPRECIATION
Proceeds from sale of investments     13,330,653     8,173,474     4,611,134     33,977,079    8,064,887                 68,157,227
Cost of investments                   13,268,616     8,162,934     4,611,134     27,193,383    8,064,887                 61,300,954
                                     -------------------------------------------------------------------                -----------
NET REALIZED APPRECIATION                 62,037        10,540             0      6,783,696            0                  6,856,273

Unrealized appreciation
  of investments:
  Beginning of year                   19,934,187       168,412                   37,289,369                              57,391,968
  Unrealized depreciation on
    assets transferred                                                              183,986                                 183,986
  Unrealized depreciation on
    assets sold                                                                     212,490                                 212,490
  End of year                         40,404,457     1,397,734                   49,624,203                              91,426,394
                                     -------------------------                 ------------                             -----------
NET UNREALIZED APPRECIATION           20,470,270     1,229,322                   11,938,358                              33,637,950
                                     -------------------------                 ------------                             -----------
                                      20,532,307     1,239,862                   18,722,054                              40,494,223
TRANSFERS BETWEEN FUNDS                3,003,905     2,580,881     2,394,195    (11,549,664)   2,338,248    1,232,435             0
                                     ----------------------------------------------------------------------------------------------

CHANGE IN NET ASSETS                  28,678,241     6,023,549     5,034,611     11,969,260    3,929,941    1,830,407    57,466,009
Net assets at beginning of year       61,425,125    20,189,189    34,163,407    100,333,260   28,924,920    7,021,767   252,057,668
                                     ----------------------------------------------------------------------------------------------

NET ASSETS AT END OF YEAR            $90,103,366   $26,212,738   $39,198,018   $112,302,520  $32,854,861   $8,852,174  $309,523,677
                                     ==============================================================================================
<F/N>
SEE NOTES TO FINANCIAL STATEMENTS.

           The National City Savings and Investment Plan and Trust

                        Notes to Financial Statements

                              December 31, 1993




A.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of The National City Savings and Investment Plan and Trust (the "Plan") are maintained on the accrual basis. The Plan was established effective July 1, 1984.

The fair value of participation units owned by the Plan in several funds of the National City Bank Investment Funds for Retirement Trusts ("NCB Funds") and the Money Market Portfolio of the NCC Funds ("NCC Funds") are based on quoted redemption values on the last business day of the Plan year. Income from these funds is distributed monthly to the Plan as earned.

Contributions made to the Equity, Fixed Income, Capital Preservation and National City Corporation Stock Funds may be temporarily invested in the NCC Funds Money Market Portfolio.

The following are the significant accounting policies for the NCC Investment Funds for Retirement Trusts:

      INVESTMENT VALUATION

      Investments are carried at their market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year and securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at fair value as determined by the Trustee based on reported bid prices. Discount securities are valued at cost which approximates market value. Temporary investments are valued at market which approximates cost. Real estate mortgage loans are valued at current trading rates. The investments in investment contracts in the Capital Preservation Fund are valued by the Trustee at their fair values, which, in each case since the commencement of that Fund, has been equal, with respect to each investment contract, to the maturity value of the contract, adjusted appropriately for redemptions.

      INVESTMENT TRANSACTIONS

      Purchases and sales are accounted for on the trade date. Cost of securities sold is determined by the average cost method.

           The National City Savings and Investment Plan and Trust

A.  SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

      INCOME RECOGNITION

      Interest income is reported as earned. Dividend income is recorded on the ex-dividend date. Bond premiums are not amortized. Bond discounts are not accreted into income.

      INCOME DISTRIBUTION

      Net investment income is distributed quarterly to participants as earned. The discount accreted on discount securities is distributed to participants as investment income. For the Capital Preservation Fund, net investment income is reinvested monthly in additional participant units.

      FEDERAL INCOME TAXES

      The Funds are exempt from Federal income taxes and, therefore, no Federal income tax provision is required.

The Capital Preservation Fund's investments in insurance company deposit administration contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities and pay administrative expenses.

National City Corporation common stock is valued at the last reported sales price on the last business day of the year. Dividend income is recorded on the ex-dividend date.

Assets held in the National City Corporation Stock Fund (stock fund) consisted of shares of National City Corporation common stock and units of NCC funds--Money Market portfolio. In 1993, the Plan formed the National City Corporation Common Stock Fund (common stock fund) by transferring assets from the stock fund to the common stock fund in exchange for units. Units were determined by dividing the sum of the market value of National City
Corporation common stock and NCC funds--Money Market portfolio by the number of National City Corporation shares outstanding. Units were proportionally allocated to the participants. This transaction had no affect on the market value of net assets.

           The National City Savings and Investment Plan and Trust

A. SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

The unrealized appreciation and depreciation of investments is the difference between fair value and the cost of investments.

The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

Both realized and unrealized gains and losses are computed based on historical cost for financial statement purposes, whereas the revalued cost was used for the Form 5500 as required by the Department of Labor.

Transfers between plans represents participants who have a change in employment status at National City Corporation or one of its subsidiaries.

B.  PLAN DESCRIPTION

The Plan is a defined contribution plan for substantially all Corporation Personnel, other than law enforcement officers hired to perform off duty services and student interns, who are employed by any subsidiary of National City Corporation which has adopted the Plan ("employers"). All administrative expenses of the Plan are paid by the employers.

An eligible employee may become a participant in the Plan on the first day of any calendar month after he or she has attained age 21 and completed at least one employment year and 1,000 hours of service. The Plan allows participants to elect to contribute from 1% to 10% of base compensation. Participant contributions may be deposited in 5% increments in an Equity Fund, a Fixed Income Fund, a Money Market Fund, a Capital Preservation Fund or the National City Corporation Stock Fund.

The employers make monthly contributions out of current or accumulated profits. The employer's monthly matching contribution is equal to 100% of the participant's contributions up to 3% of the participant's base compensation. For additional participant contributions, up to 7% of base compensation, the employers' monthly matching contribution is equal to 50% of the participant's contribution. The Plan was amended during 1992 to require the employer match to be in the form of National City Corporations's common stock.

           The National City Savings and Investment Plan and Trust

B.  PLAN DESCRIPTION--CONTINUED

The Plan also provides for a supplemental employer profit sharing matching contribution if National City Corporation's return on equity equals or exceeds 12%. The supplemental contribution is based on achieved return on equity, with a maximum supplemental contribution of 50%. For 1993 and 1992, the supplemental employer profit sharing contribution was 25% and 8%, respectively, based on achieved return on equity of 16.12% and 15.31%, respectively.

All assets of the Plan are recorded in individual participant accounts. Participants are fully vested as to their contributions and earnings.

Employer matching contributions are unconditionally credited to the accounts of the participant. To be eligible to share in a supplemental employer profit sharing contribution, a participant must be an employee on December 31 of that year or have terminated employment during the year by reason of retirement, death, or disability. Supplemental employer profit sharing contributions are unconditionally credited to the accounts of the participant.

Participants are allowed to borrow at a variable interest rate up to 50% of the value in their vested account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve month period and to a maximum of two loans at any one time. The interest rates on loans was 6.00% and 6.50% at December 31, 1993 and 1992, respectively.

C.  PLAN MERGERS

On May 2, 1992, National City Corporation and Merchants National Corporation entered into a merger whereby each share of Merchants National Corporation would be exchanged for 1.12 shares of common stock of National City Corporation.

Merchants National Corporation's Employee Thrift Plan (the "Merchants Plan") encompassed an employer stock ownership plan which included the purchase of approximately 1.44 million shares of Merchants National Corporation stock financed by a loan from Merchants National Corporation to the Plan of $30,490,000.

           The National City Savings and Investment Plan and Trust

C.  PLAN MERGERS--CONTINUED

As of July 1, 1992, the Merchants Plan merged into the Plan and were placed in similar investments including approximately 1.5 million shares of National City Corporation Stock (received in the merger discussed above) reduced by a loan payable of approximately $29,000,000 to National City Corporation. The unrealized appreciation in the Merchant Plan, as of the date of the merger, was separately recorded in net assets of the transferred Plans.

Effective April 30, 1992, the assets of Ohio Citizens Bank Profit Sharing Plan were transferred into the Plan.

Effective January 1, 1992, the Plan was amended to transfer participant accounts of non-exempt employees of the National City Processing Company, a wholly-owned subsidiary of National City Corporation into the National City Savings and Investment Plan No. 2 and Trust.

D.  INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST

The Trust Department of National City Bank is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the NCC Funds and the Plan invests in the NCC Funds--Money Market Portfolio.

The following is a summary of the Plan's participant units in the NCB Funds and NCC Funds:

                                           NCB          NCC            NCB
                                NCB       Fixed        Money         Capital
                               Equity     Income       Market      Preservation
                                Fund       Fund       Portfolio       Fund
                               ------------------------------------------------
BALANCES JANUARY 1, 1992       710,775    239,110      50,518,429   26,190,420
Purchases                      128,143     80,622      83,629,521   14,364,821
Sales                          (15,620)    (5,421)    (74,318,143)    (580,000)
Transfers to The National
  City Savings & Investment
  Plan No. 2 and Trust          (8,322)    (4,303)     (1,953,010)  (1,069,721)
                               ------------------------------------------------
BALANCES DECEMBER 31, 1992     814,976      310,008    57,876,797   38,905,520
Purchases                       32,661       59,290    55,896,064    4,516,266
Sales                          (75,192)     (27,102)  (68,851,337)  (4,144,828)
                               ------------------------------------------------
BALANCES DECEMBER 31, 1993     772,445      342,196    44,921,524   39,276,958
                               ================================================

           The National City Savings and Investment Plan and Trust

D.  INVESTMENTS AND TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

Effective January 1, 1992, Equity Fund units were adjusted to reflect a 5 for 1 split based upon unit holdings as of January 1, 1992. All Equity Fund units have been restated to reflect the 5 for 1 split.

The following is a summary of shares of common stock of National City Corporation held by the Plan:

         BALANCE JANUARY 1, 1992                                  5,841,564
         Purchases                                                  375,532
         Transfers from merged plans                              5,008,646
         Sales                                                     (289,594)
         Transfers to The National City Savings & Investment
           Plan No. 2 and Trust                                     (43,074)
                                                                 ----------
         BALANCE DECEMBER 31, 1992                               10,893,074
         Purchases                                                  349,359
         Sales                                                     (182,031)
                                                                 ----------

         BALANCE DECEMBER 31, 1993                               11,060,402
                                                                 ==========

Effective April 1, 1993, shares of common stock of National City Corporation were adjusted to reflect a 2 for 1 split based upon share holdings as of April 1, 1993. All National City Corporation common stock shares have been restated to reflect the 2 for 1 split.

The following is a summary of units of National City Corporation Common Stock Fund held by the plan:


         BALANCE JANUARY 1, 1993                                          0
         Conversion to units                                     11,300,709
         Purchases                                                  412,205
         Sales                                                     (368,298)
                                                                 ----------
         BALANCE DECEMBER 31, 1993                               11,344,616
                                                                 ==========

                                     -12-

            The National City Savings and Investment Plan and Trust

E. NOTE PAYABLE

As part of the transfer of Assets from the Merchants National Corporation Employee Thrift Plan, the plan incurred a loan payable to National City Corporation. The loan is secured by the unallocated shares (2,194,401 at December 31, 1993) bears interest at 9% and is due in quarterly principal and interest installments with the last payment due March 31, 2020.

F. INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. The Plan Administrator believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and will remain qualified and exempt from Federal income taxes.

The matching contributions to the Plan by the employer are tax deductible. Participant's salary reduction contributions will not be subject to Federal income taxes in the year contributed but will be subject to applicable Social Security taxes. In general, participant withdrawals will be subject to Federal income taxes at ordinary rates. Also, a portion of the withdrawal may be subject to an additional 10% tax if certain criteria are met.


The National City Savings and Investment Plan and Trust

    Schedule of Assets Held for Investment Purposes

                 December 31, 1993


                                Description of Investment Including
Identity of Issue, Borrower       Maturity Date, Rate of Interest
    or Similar Party             Collateral, Par or Maturity Value      Cost            Fair Value
- - -----------------------------------------------------------------------------------------------------
NCC Investment Funds for
  Retirement Trusts:
    Equity Fund*                         772,445 units               $ 59,162,359        $ 97,775,684
    Fixed Income Fund*                   342,196 units                 34,150,768          36,567,064
    Capital Preservation Fund*        39,276,958 units                 39,276,958          39,276,958

NCC Funds--Money Market               44,921,524 units                 44,921,524          44,921,524
  Portfolio*
National City Corporation
  Common Stock Fund*                  11,344,616 units                192,775,376         278,440,607

Loans receivable from               Various maturity dates
  participants*                     and rates of interest              15,013,277          15,013,277

*Indicates party-in-interest to the Plan.


                                     -14-